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SEC 19010475

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-61728~~ 8-67128

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SANDLAPPER Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 E. North Street, 2nd Floor
(No. and Street)

Greenville	SC	29601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Trevor Gordon 864-679-4701
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greer Walker, LLP
(Name – *if individual, state last, first, middle name*)

15 S. Main Street, Ste 800	Greenville	SCq	29601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Trevor Gordon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SANDLAPPER Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

CAROLYN M JENKINS NOTARY PUBLIC STATE OF SOUTH CAROLINA

Signature

CEO

Title

Notary Public

My commission expires: 12-15-2026

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sandlapper Securities, LLC

Report on Financial Statements

For the year ended December 31, 2018

(Pursuant to paragraph (d) of rule 17a-5 of the
Securities Exchange Act of 1934)

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Sandlapper Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying financial statements of Sandlapper Securities, LLC (the "Company"), which are comprised of the statement of financial condition as of December 31, 2018, and the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sandlapper Securities, LLC as of December 31, 2018, and the results of its operations and cash flows for the year then ended in accordance with generally accepted accounting principles in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sandlapper Securities, LLC. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sandlapper Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the FINRA Extended Hearing Panel rendered a ruling against the Company expelling the Company from FINRA and requiring restitution payments totaling approximately $3,331,000 plus interest from the Company. The Company has appealed this ruling. The ruling raises substantial doubt about the Company's ability to continue as a going concern if the Company is not successful upon appeal. Management's plans in regard to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Supplemental Information

The supplementary information on page 10 has been subjected to audit procedures performed in conjunction with the audit of Sandlapper Securities, LLC's financial statements. The supplemental information is the responsibility of Sandlapper Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as auditors for Sandlapper Securities, LLC since 2017.

Greene Wilson LLP

Certified Public Accountants
March 5, 2019
Greenville, SC

Sandlapper Securities, LLC
Statement of Financial Condition
As of December 31, 2018

Assets		
Cash and cash equivalents	$	511,000
Commissions receivable		188,845
Accounts Receivable		202,232
Prepaid Expense		1,708
Deposit with clearing brokers		110,120
Due from affiliate		5,052
Furniture, equipment & leasehold improvements net		16,169
Total assets	$	1,035,126
Liabilities		
Commissions & payroll payable	$	444,934
Accounts Payable		32,895
Total Liabilities	$	477,829
Members' equity		
Members' equity		557,297
Total liabilities and members' equity	$	1,035,126

See Notes to Financial Statements

Sandlapper Securities, LLC

Statement of Operations

For the year ended December 31, 2018

Revenues	
Commissions	$ 7,525,847
Managing broker dealer income	2,337,260
Other income	1,844,998
Total revenue	$ 11,708,105
Expenses	
Commissions	$ 7,507,105
Payroll	2,382,745
Professional fees	791,096
Meetings and conferences	105,769
Licensing, regulatory fees and costs	124,896
Occupancy	162,217
Insurance	136,655
Marketing & advertising	176,112
Depreciation	33,651
Other	397,913
Total expenses	$ 11,818,159
Net Income	$ (110,054)

See Notes to Financial Statements

Sandlapper Securities, LLC

Statement of Changes in Members' Equity
For the year ended December 31, 2018

Members' equity, beginning of year	$	417,351
Member contributions		250,000
Net Income	$	(110,054)
Members' equity, end of year	$	557,297

See Notes to Financial Statements

Sandlapper Securities, LLC
Statement of Cash Flows
For the year ended December 31, 2018

Cash flows from operating activities:	
Net Income	$ (110,054)
Adjustments to reconcile net income to net cash used for operating activities:	
Depreciation	33,651
Cash flows from changes in:	
Commissions receivable	(49,075)
Other Receivable	(66,099)
Deposit with Clearing Broker	(114)
Due from Affiliates	18,667
Commissions payable and accrued expenses	125,769
Accounts Payable	30,304
Due to Affiliates	(858)
Prepaid Expenses	(1,708)
Net cash used for operating activities	(19,517)
Cash flows from investing activities:	
Purchase of furniture and equipment	(2,796)
Net cash used for investing activities	(2,796)
Cash flows from financing activities:	
Member contributions	250,000
Net cash provided by financing activities	250,000
Net increase in cash and cash equivalents	227,687
Cash and cash equivalents, beginning of year	283,313
Cash and cash equivalents, end of year	$ 511,000

Cash paid for interest $10,366

See Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies and Activities

Business activity and regulation:

Sandlapper Securities, LLC (the "Company") is a registered broker-dealer licensed in South Carolina. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered with the Securities and Exchange Commission. The Company primarily acts as the managing broker-dealer in syndication of private placement programs offered by affiliates of the Company and non-affiliated sponsor companies.

In 2011, the Company was approved for additional businesses to broker securities transactions for customers and for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with a clearing broker.

Basis of presentation:

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) as established by the Financial Accounting Standards Board's Accounting Standards Codification (FASB ASC).

Revenue recognition:

On January 1, 2018, the Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") using the modified retrospective method (i.e., applied prospectively effective January 1, 2018 without revising prior periods), which had no impact on the Company's opening retained earnings.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the settlement date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled.

Income taxes:

The Company is classified as a partnership for federal income tax purposes. Accordingly, no provision for income taxes is made in the financial statements of the Company. Taxable income or loss is reported in the income tax returns of its members.

On January 1, 2009, the Company adopted the provisions of FASB ASC 740-10, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The provision also prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. The adoption did not have any impact on the Company's financial position as no uncertain tax positions have been taken.

Furniture, equipment, & leasehold improvements:

Depreciation is provided on a straight-line basis, using estimated useful lives of five years for office furniture and equipment. During the year ended December 31, 2018 the Company had depreciation and amortization expense of $33,651.

Use of estimates:
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Impairment in the carrying value of long-lived assets:
An impairment in the carrying value of long-lived assets could negatively affect our consolidated results of operations and net worth. Indefinite-lived intangible assets, such as investments in private limited partnerships, are recorded at fair value at the time of acquisition and are reviewed for impairment at least annually or more frequently if impairment indicators arise. In evaluating the potential for impairment of private limited partnership investments, we make assumptions regarding future operating performance, business trends and market and economic conditions. Impairment charges could substantially affect our reported earnings in the periods such charges are recorded.

Note 2. Deposit with Clearing Broker

The Company is required to maintain cash balances with a clearing broker, which is restricted to use. As of December 31, 2018, the Company had accounts with two clearing brokers in the amount of $110,120. Special restrictions for the benefit of customers under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission did not apply to any of the funds on deposit as of December 31, 2018.

Note 3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $310,926, which was $55,168 in excess of its required net capital of $255,758. The Company's ratio of aggregate indebtedness to net capital was 12.34 to 1.

Note 4. Furniture, Equipment & Leasehold Improvements

The Company has leasehold improvements from the year 2014 of $86,730. The Company has furniture and fixtures acquired over the years 2013-2018 totaling $68,644. The company owns $15,676 in computer equipment acquired over the years 2011-2018. Accumulated depreciation totaling $154,880 on all fixed assets based on a five-year schedule. On December 31, 2018, the value of fixed assets, net of depreciation, was $16,169.

Note 5. Concentration of Credit Risk

The Company places its cash and cash equivalents on deposit with financial institutions insured by the Federal Deposit Insurance Corporation (FDIC), in the United States. At times, balances may exceed insurable limits. Management believes the Company is not exposed to any significant credit risk on cash.

Note 6. Commitments and Contingencies

The Company was notified in July 2014 that FINRA was conducting an investigation related to the sale of fractional working interests in saltwater disposal wells sold by an affiliated non-member firm. The saltwater interests are sold through an affiliated company, TSWR Development, LLC which is 50% owned by Sandlapper Capital Investments, LLC.

The FINRA Extended Hearing Panel rendered a ruling against the Company expelling the Company from FINRA and requiring restitution payments totaling approximately $3,331,000 plus interest from the Company jointly and severally with other related entities and individuals. The Company has appealed this ruling. If the Company is not successful upon appeal, this ruling raises substantial doubt about its ability to continue as a going concern and would have a material effect on the financial statements.

One customer has filed a claim against the Company in arbitration before FINRA, alleging losses based on an alleged unsuitable investment. While the Company denies this allegation, the outcome is not predictable with a high degree of assurance. Legal counsel cannot issue an opinion as to the ultimate amount (if any) of monetary liability or financial impact.

Note 7. Related Party Transactions

The Chief Executive Officer (CEO) is a majority owner of the Company. The CEO of the Company is also CEO and majority owner of Sandlapper Capital Investments, LLC (SCI), Sandlapper Insurance Services, LLC (SIS) and Sandlapper Wealth Management, LLC (SWM). Sandlapper Capital Investments is a majority owner of Sandlapper Student Housing, LLC (SSH) and a 50% owner of TSWR Development, LLC (Dev).

SCI is a sponsor company to raise capital for direct private placement offerings. For the year ended December 31, 2018 the Company paid SCI approximately $1,219,752 for an allocation of occupancy, building maintenance, marketing, travel, and various other expenses. SCI paid to the Company $ 137,867 for an allocation of payroll and other miscellaneous expenses. As of December 31, 2018, the Company had a receivable of approximately $44,118 due from SCI which is included in Accounts Receivable and Due from Affiliates on the statement of financial condition.

SSH is a sponsor company to raise capital for student housing DSTs offerings. For the year ended December 31, 2018 the Company received from SSH $2,000 for miscellaneous expenses. As of December 31, 2018, the Company had a receivable of approximately $26,601 receivable due from SSH which is included in Accounts Receivable and Due from affiliates on the statement of financial condition.

SIS is an insurance company that offers fixed insurance products and serves as agent for variable insurance products sold through the Company. For the year ended December 31, 2018 the Company received from SIS approximately $15,565 for the Company's share of variable annuity commissions received by SIS. As of December 31, 2018, the Company has a payable due to SIS of $10,579 which is included in Accounts Payable on the statement of financial condition.

SWM is a Registered Investment Advisory that provides wealth advisory services. For the year ended December 31, 2018 the Company paid SWM approximately $59,130 for reimbursement of operating expenses and received approximately $279,172 for an allocation of payroll expenses and other fees. As of December 31, 2018, the Company has a receivable due from SWM of approximately $28,795 which is included in Due from Affiliates on the statement of financial condition.

Dev is a sponsor company to raise capital for offerings involving saltwater disposal wells and manage such assets for its own interests. For the year ended December 31, 2018 the Company received from Dev approximately $308,925 for primarily commissions and reimbursement of legal fees. As of December 31, 2018, the Company has a receivable due from Dev of approximately $57,515 for its share of legal fees which is included in Due from Affiliates on the statement of financial condition. Additionally, the Company had approximately $52,000 due from its members as of December 31, 2018, which is included in Accounts Receivable on the statement of financial condition.

Note 8. Employee Benefit Plan

The Company has established a salary reduction (401(k)) plan for qualified employees. The Company is not the trustee of the plan assets. Employer contributions made to the plan during the year ended December 31, 2018 approximated $ 68,980

Note 9. Subsequent Events

In accordance with FASB ASC 855, *Subsequent Events*, management has evaluated subsequent events through March 5, 2019, the date the financial statements were available for issuance. Management has determined there were no material events that would require adjustment to or disclosure in the Company's financial statements.

Sandlapper Securities, LLC
Supplementary Information
December 31, 2018

Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net Capital:		
Total members' equity	$	557,297
Deductions or Charges:		
Nonallowable assets:		
Commissions receivable	$	19,208
Accounts Receivable		202,232
Other Current Assets		6,760
Haircut on clearing deposit		2,002
Furniture, equipment, & leasehold improvements	$	16,169
Total non-allowable assets	$	246,371
Net capital	$	310,926
Basic Net Capital Requirement:		
Minimum net capital required (greater of $ 5,000 or 6 2/3% of aggregate indebtedness)	$	255,758
Excess net capital	$	55,168
Reconciliation with Company's Computation:		
Part II of Form x-17a-5 as of December 31, 2018:		
Net capital as reported in Company's Part II (Unaudited) FOCUS Report	$	514,078
Audit adjustments		
Commissions Receivable		51,216
Less Not Allowable Commissions Receivable		(5,919)
Commissions Payable		(258,862)
Other		10,413
Net capital per above	$	310,926
Ratio of aggregate indebtedness to net capital		12.34 to 1

See reconciliation between the above computation and the Company's corresponding, unaudited Form FOCUS Part IIA filing as of December 31, 2018

Schedule 2 - Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the SEC

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii).

Schedule 3 - Information Relating to Possession or Control Requirement Under Rule 15c3-3 of the SEC

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii).

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE EXEMPTION REPORT

To the Members of Sandlapper Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Sandlapper Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sandlapper Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Sandlapper Securities, LLC stated that Sandlapper Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Sandlapper Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sandlapper Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

GreerWalker LLP

Certified Public Accountants
March 5, 2019
Greenville, SC

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

9*9*******1681*********************MIXED AADC 220
67128 FINRA DEC
SANDLAPPER SECURITIES LLC
SECOND FLOOR
800 E NORTH ST
GREENVILLE, SC 29601-3174

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 16,783

B. Less payment made with SIPC-6 filed (exclude interest) (10,821)

7-25-2018
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) 5,962

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 5962

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ ______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sandlapper Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 19th day of February, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 11,656,889
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	381,195
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	76,912
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 10,366	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	10,366
Total deductions	468,473
2d. SIPC Net Operating Revenues	$ 11,188,416
2e. General Assessment @ .0015	$ 16,783 (to page 1, line 2.A.)

SEC Rule 17a-5 requires a broker or dealer that claimed it was exempt from SEC Rule 15c3-3 throughout the most recent fiscal year to file an exemption report containing the following statements ("assertions"):

a) Sandlapper Securities, LLC is exempt from SEC Rule 15c3-3 based on rule (k)(2)(ii).
b) Sandlapper Securities, LLC met the exemption provisions throughout the most recent fiscal year without exception.

Signed on behalf of SANDLAPPER Securities, LLC

Mr. Trevor Gordon
Chief Executive Officer
Dated: ________________

800 E. North Street, Second Floor – Greenville, SC 29601
ph: (864) 679-4701 fax: (864) 603-2930

GreerWalker

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES ON THE SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS

To the Members of Sandlapper Securities, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, which were agreed to by Sandlapper Securities, LLC (the "Company"), and SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment and Reconciliation (Form SIPC-7) for the year ended December 31, 2018. The Company's management is responsible for the Company's Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with the attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective check copies or wire transfers , noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2018, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2018, a difference of $51,216 less in Total Revenue reported on the SIPC-7 related to an audit adjustment made after the SIPC-7 was filed;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers showing calculation of SIPC operating revenue and assessment calculations, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers showing calculation of SIPC operating revenues and assessment calculations supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

GreerWalker LLP

Certified Public Accountants
March 5, 2019
Greenville, SC

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